Ener-Core, Inc.

9400 Toledo Way

Irvine, California 92618

Telephone: (949) 616-3300

December 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn: Pamela A. Long

Re:	Ener-Core, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 23, 2013
File No. 333-192612

Dear Ms. Long:

Set forth below are the responses of Ener-Core, Inc. (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 30, 2013, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1, File No. 333-192612 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Selling Stockholders, page 15; Related Party Transaction, page 39

1.	The revised disclosure in footnote (22) on page 17 indicates that the SAIL entities acquired the shares of common stock being registered for resale in April and June 2013 when you were a shell company. Stockholders who receive shares of common stock from a shell company are considered underwriters in connection with any resale of those shares of common stock. For guidance you may wish to refer to Securities Act Release No. 33-8869. Additionally, the offering of the shares of common stock by the SAIL entities must be conduct at a fixed price because you are ineligible to use Form S-3 for a primary offering and are unable to conduct an at the market offering under Rule 415(a)(1)(x). Please revise the registration statement accordingly. Alternatively, you may remove the SAIL entities as selling stockholders from this registration statement.

Response: The shares of common stock acquired by the SAIL entities in April and June 2013 are shares of Ener-Core Power, Inc., the operating company acquired by the Company as part of the reverse merger transaction in July 2013, rather than shares of the Company’s common stock. The SAIL entities converted such shares of the operating company’s common stock into shares of the Company’s common stock as part of the Merger-related private placement referred to in footnote (20). The Company has amended the Registration Statement accordingly, as reflected on pages 16, 17, 39 and 40 of Amendment No. 2.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned.

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer